                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                               No.8 Li-Hsin Rd. 6,
                                  Science Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F
                      -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                      No    X
                -------                                 -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: October 24, 2003           By        /s/ Lora Ho
                                    -------------------------------------
                                    Lora Ho
                                    Vice President & Chief Financial Officer

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               Taiwan Semiconductor Manufacturing Company Limited
                        For the month of September 2003

This is to report 1) the trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of September 2003.

1)The trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

--------------------------------------------------------------------------------------------------------------------------------
                                                            Number of shares             Number of shares
     Title                              Name                     held as                     held as                 Changes
                                                            August 31, 2003             September 30, 2003
--------------------------------------------------------------------------------------------------------------------------------
Vice President                     S.Y. Chiang                    10,429,909                 10,419,909                -10,000
--------------------------------------------------------------------------------------------------------------------------------
Vice President                     C. C. Wei                       4,010,721                  3,925,721                -85,000
--------------------------------------------------------------------------------------------------------------------------------
Vice President                     Mark Liu                        8,613,995                  8,478,995               -135,000
--------------------------------------------------------------------------------------------------------------------------------
Vice President                     Genda Hu                        1,459,508                  1,450,508                 -9,000
--------------------------------------------------------------------------------------------------------------------------------
Vice President                     Chung-Shih Hsu                  1,074,724                  1,065,724                 -9,000
--------------------------------------------------------------------------------------------------------------------------------
Vice President                     Kenneth Kin                     2,232,515                  2,142,515                -90,000
--------------------------------------------------------------------------------------------------------------------------------
Vice President                     Ping Yang                       5,461,812                  5,251,812               -210,000
--------------------------------------------------------------------------------------------------------------------------------
Vice President                     Richard Thurston                  874,309                    864,309                -10,000
--------------------------------------------------------------------------------------------------------------------------------

2)The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares: None.

3)The acquisition of assets: (Unit:$Thousand)

       Description of assets                                                    Purchase price
------------------------------------------------------------------------------------------------
Manufacturing Equipment                                                           NT$5,129,717
------------------------------------------------------------------------------------------------

4)The disposition of assets: (Unit:$Thousand): None.